Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Webster Financial Corporation

We consent to the incorporation by reference in the registration statements (33-38286 and 333-104871) on Forms S-8 of Webster Financial Corporation of our report dated June 25, 2008, relating to the statements of net assets available for benefits of the Webster Bank Retirement Savings Plan as of December 31, 2007 and the related statements of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2007 annual report on Form 11-K of the Webster Bank Retirement Savings Plan.

/s/    KPMG LLP

Hartford, Connecticut

June 29, 2009